

SECURITIE[illegible] 05041570 [illegible]ON
Wash[illegible]

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32327

RECEIVED MAR - 7 2005 PROCESSING SECTION WASH. D.C. 213

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NALICO Equity Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Rudolf-Diesel-Str. 9
(No. and Street)

Giessen (City) Germany (State) 35394 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James A. Gray, Jr. 011-49-641-9482901
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AKTIVA Steuerberatungsgesellschaft
(Name – *if individual, state last, first, middle name*)

Lindenstrasse 70 (Address) Offenbach (City) Germany (State) 63071 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005 E
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James A. Gray, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NALICO Equity Corporation, as of 31 December, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Executive Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Urkundenrolle Nr. 75/2005

Ich, der Notar, fragte nach einer Vorbefassung im Sinne des § 3 Abs. 1 Satz 1 Nr. 7 BeurkG. Die Frage wurde von dem Erschienenen verneint.

Ich beglaubige hiermit die vorseitige vor mir vollzogene Unterschrift des Herrn James Albert Gray, geb. am 08.07.1968 (California, USA), wohnhaft Hauptstraße 47, 35510 Butzbach/Fauerbach, er wies sich aus durch gültigen amerikanischen Reisepass.

Butzbach, den 01. März 2005



Notar



Kostenrechnung:

Wert: 5.000,- EUR

Geb. gem. § 45 KostO (Begl.geb.)	10,50 EUR
Geb. gem. §§ 136, 152 KostO (Schreibausl.)	1,50 EUR
Geb. gem. § 137, 152 KostO (Postausl.)	2,00 EUR
16 % Mwst.	2,24 EUR
Insgesamt	**16,24 EUR**



Notar

FORM X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

Part IIA Special Request

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic (selected) Alternate [0011]

Name of Broker Dealer: NALICO EQUITY CORPORATION [0013]

SEC File Number: 8- 32327 [0014]

Address of Principal Place of Business: RUDOLF-DIESEL-STR 9 [0020]

GIESSEN [0021] [0022] D-35394 [0023]

Firm ID: 15530 [0015]

For Period Beginning 01/01/2004 [0024] And Ending 12/31/2004 [0025]

Name and telephone number of person to contact in regard to this report:

Name: James A. Gray, Jr. [0030] Phone: (049) 641-9482 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: [0032] Phone: [0033]

Name: [0034] Phone: [0035]

Name: [0036] Phone: [0037]

Name: [0038] Phone: [0039]

Does respondent carry its own customer accounts? Yes [0040] No (selected) [0041]

Check here if respondent is filing an audited report [0042]

ASSETS

Consolidated ○ [0198] Unconsolidated ◉ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	2,375 [0200]		2,375 [0750]
2.	Receivables from brokers or dealers:			
	A. **Clearance account**	[0295]		
	B. **Other**	[0300]	7,280 [0550]	7,280 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. **Exempted securities**	[0418]		
	B. **Debt securities**	[0419]		
	C. **Options**	[0420]		
	D. **Other securities**	7,282 [0424]		
	E. **Spot commodities**	[0430]		7,282 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. **At cost** [0130]			
	B. **At estimated fair value**	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. **Exempted securities** [0150]			
	B. **Other securities** [0160]			
7.	Secured demand notes	[0470]	[0640]	0 [0890]

	market value of collateral:			
	A. Exempted securities			
	[0170]			
	B. Other securities			
	[0180]			
8.	Memberships in exchanges:			
	A. Owned, at market			
	[0190]			
	B. Owned, at cost		[0650]	
	C. Contributed for use of the company, at market value		[0660]	0 [0900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	[0680]	0 [0920]
11.	Other assets	[0535]	[0735]	0 [0930]
12.	**TOTAL ASSETS**	9,657 [0540]	7,280 [0740]	16,937 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	0 [1560]
B. Other	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	[1205]	138 [1385]	138 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		0 [1690]
B. Secured	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	0 [1710]
1. from outsiders [0970]			
2. Includes equity subordination (15c3-1(d)) of [0980]			
B. Securities borrowings, at market value:		[1410]	0 [1720]
from outsiders [0990]			
C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
1. from outsiders [1000]			
2. Includes equity subordination			

(15c3-1(d)) of

		[1010]		
D.	Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E.	Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20.	TOTAL LIABLITIES	0 [1230]	138 [1450]	138 [1760]

Ownership Equity

			Total
21.	Sole proprietorship		[1770]
22.	Partnership (limited partners ________ [1020])		[1780]
23.	Corporations:		
	A.	Preferred stock	[1791]
	B.	Common stock	[1792]
	C.	Additional paid-in capital	15,695 [1793]
	D.	Retained earnings	1,104 [1794]
	E.	Total	16,799 [1795]
	F.	Less capital stock in treasury	[1796]
24.	TOTAL OWNERSHIP EQUITY		16,799 [1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY		16,937 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 12/01/2004 [3932]	Period Ending 12/31/2004 [3933]	Number of months 1 [3931]

REVENUE

1.	Commissions:	
a.	**Commissions on transactions in exchange listed equity securities executed on an exchange**	[3935]
b.	**Commissions on listed option transactions**	[3938]
c.	**All other securities commissions**	[3939]
d.	**Total securities commissions**	0 [3940]
2.	Gains or losses on firm securities trading accounts	
a.	**From market making in options on a national securities exchange**	[3945]
b.	**From all other trading**	[3949]
c.	**Total gain (loss)**	0 [3950]
3.	Gains or losses on firm securities investment accounts	[3952]
4.	Profit (loss) from underwriting and selling groups	[3955]
5.	Revenue from sale of investment company shares	59,630 [3970]
6.	Commodities revenue	[3990]
7.	Fees for account supervision, investment advisory and administrative services	[3975]
8.	Other revenue	1,565 [3995]
9.	Total revenue	61,195 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers	14,484 [4120]
11.	Other employee compensation and benefits	37,294 [4115]
12.	Commissions paid to other broker-dealers	[4140]
13.	Interest expense	[4075]
a.	**Includes interest on accounts subject to subordination agreements** [4070]	
14.	Regulatory fees and expenses	3,670 [4195]
15.	Other expenses	10,309 [4100]
16.	Total expenses	65,757 [4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)	-4,562 [4210]

18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. **After Federal income taxes of**	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. **After Federal income taxes of**	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		-4,562 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	2,973 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--**Limited business (mutual funds and/or variable annuities only)** ☑ [4550]

B. (k) (2)(i)--**"Special Account for the Exclusive Benefit of customers" maintained** ☐ [4560]

C. (k) (2)(ii)--**All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)** ☐ [4570]

Clearing Firm SEC#s	Name	Product Code
8- ______ [4335A]	______ [4335A2]	______ [4335B]
8- ______ [4335C]	______ [4335C2]	______ [4335D]
8- ______ [4335E]	______ [4335E2]	______ [4335F]
8- ______ [4335G]	______ [4335G2]	______ [4335H]
8- ______ [4335I]	______ [4335I2]	______ [4335J]

D. (k) (3)--**Exempted by order of the Commission** ☐ [4580]

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		16,799 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		16,799 [3500]
4.	Add:		
	A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital**		0 [3520]
	B. **Other (deductions) or allowable credits (List)**		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities		16,799 [3530]
6.	Deductions and/or charges:		
	A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)**	7,280 [3540]	
	B. **Secured demand note deficiency**	[3590]	
	C. **Commodity futures contracts and spot commodities - proprietary capital charges**	[3600]	
	D. **Other deductions and/or charges**	[3610]	-7,280 [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions		9,519 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. **Contractual securities commitments**	[3660]	
	B. **Subordinated securities borrowings**	[3670]	
	C. **Trading and investment securities:**		
	1. **Exempted securities**	[3735]	

2. Debt securities		[3733]	
3. Options		[3730]	
4. Other securities		[3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	Pioneer Euro Fund [3736A]	58 [3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		58 [3736]	-58 [3740]
10. Net Capital			9,461 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	0 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14. Excess net capital (line 10 less 13)	4,461 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	9,461 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			0 [3790]
17. Add:			
A. Drafts for immediate credit		[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]	
C. Other unrecorded amounts (List)			
	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		0 [3820]	0 [3830]

19.	Total aggregate indebtedness		0 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)	%	0 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%	0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		21,509 [4240]
	A. Net income (loss)		-4,562 [4250]
	B. Additions (includes non-conforming capital of	[4262])	[4260]
	C. Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)		16,947 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
	A. Increases	[4310]
	B. Decreases	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]

Accrual Basis

Balance Sheet

As of December 31, 2003

	Dec 31, 03
ASSETS	
Current Assets	
Checking/Savings	
AmSouth	7,581.55
OPP Cash Reserve Class A	6,858.65
PIO Euro Reserve Fund	227.33
Total Checking/Savings	14,667.53
Accounts Receivable	
Accounts Receivable	1,840.80
Total Accounts Receivable	1,840.80
Other Current Assets	
CRDRN	1,096.00
Pioneer Reserve Account	71.29
Undeposited Funds	-522.39
Total Other Current Assets	644.90
Total Current Assets	17,153.23
Other Assets	
Dealer Reserve	4,355.80
Total Other Assets	4,355.80
TOTAL ASSETS	**21,509.03**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
AMERICO - Charge Backs	147.95
Total Other Current Liabilities	147.95
Total Current Liabilities	147.95
Total Liabilities	147.95
Equity	
Opening Bal Equity	15,694.99
Net Income	5,666.09
Total Equity	21,361.08
TOTAL LIABILITIES & EQUITY	**21,509.03**

Profit & Loss

January through December 2004

Accrual Basis

		Jan - Dec 04
Ordinary Income/Expense		
Income		
Fund Commissions		59,630.24
Life Insurance Commission		606.91
Total Income		60,237.15
Expense		
Bank Service Charges		602.52
Directors Expense		
Home Office Expense	6,711.77	
Meals	540.94	
Travel	7,231.63	
Total Directors Expense		14,484.34
Dues and Subscriptions		
Life Insurance Registrations	139.00	
NASD Fees	3,670.00	
Dues and Subscriptions - Other	205.00	
Total Dues and Subscriptions		4,014.00
Insurance Charge Backs		135.00
Office Expense		
Computer Software	149.00	
Total Office Expense		149.00
Payroll Expenses		37,293.72
Postage and Delivery		2,365.31
Professional Fees		
Auditor	550.00	
Consultant	66.66	
Corporation Fees	283.18	
Legal Fees	62.27	
Professional Fees - Other	75.00	
Total Professional Fees		1,037.11
Sales And Training		2,276.35
Taxes		
Franchise Tax	625.26	
Total Taxes		625.26
Travel & Ent		
Travel	529.29	
Total Travel & Ent		529.29
Total Expense		63,511.90
Net Ordinary Income		-3,274.75
Other Income/Expense		
Other Income		
Interest Income		33.42
Other Income		
NASD Registration Fees	285.00	
Overpayment of Funds	371.54	
Positive Adjustment Account	162.38	
Other Income - Other	106.00	
Total Other Income		924.92
Total Other Income		958.34

Profit & Loss
January through December 2004

	Jan - Dec 04	
Other Expense		
Other Expenses		
Commission Debit Balance		
Oppenheimer Funds	2,354.82	
Commission Debit Balance - Other	-109.17	
Total Commission Debit Balance	2,245.65	
Total Other Expenses		2,245.65
Total Other Expense		2,245.65
Net Other Income		-1,287.31
Net Income		**-4,562.06**

Changes in Financial Condition

01/01/2004 Through 12/31/2004 (in US Dollars)

	01/01/2003-12/31/2003	01/01/2004-12/31/2004	Amount Difference
INFLOWS			
Dealer Concessions	$38,178.70	$49,061.23	$10,882.53
12B-1 Fees	$4,795.51	$10,569.01	$5,773.50
Total Dealer Concessions	**$42,974.21**	**$59,630.24**	**$16,656.03**
Div Income	$0.00	$0.00	$0.00
Insurance Overrides	$1,730.76	$606.91	-$1,123.85
Other Income			
Application Fees	$0.00	$0.00	$0.00
Bank Error (+)	$0.00	$0.00	$0.00
CRD Reallocation	$0.00	$0.00	$0.00
Interest	$7.77	$33.42	$25.65
Other Income	$211.00	$924.92	$713.92
Total Other Income	**$218.77**	**$958.34**	**$739.57**
Wood-Hart PBM	$0.00	$0.00	$0.00
WRL PBM	$0.00	$0.00	$0.00
TOTAL INFLOWS	**$44,923.74**	**$61,195.49**	**$16,271.75**
OUTFLOWS			
Business Expense			
Ads	$0.00	$0.00	$0.00
Bank Charge	$438.19	$602.52	$164.33
Corporate Fee	$177.00	$283.18	$106.18
Corporate Meetings	$0.00	$0.00	$0.00
Directors Expense			
Home Office Expense	$1,062.57	$6,711.77	$5,649.20
Meals	$1,056.26	$540.94	-$515.32
Travel, Business	$3,131.61	$7,231.63	$4,100.02
Total Director Expense	**$5,250.44**	**$14,484.34**	**$9,233.90**
Education			
Securities Conference	$0.00	$0.00	$0.00
Study Materials	$0.00	$0.00	$0.00
On Site Training	$489.09	$2,276.35	$1,787.26
Total Education	**$489.09**	**$2,276.35**	**$1,787.26**
Executive Consultant's Office	$0.00	$0.00	$0.00
Expense Reimbursement	$0.00	$0.00	$0.00
Meals & Entertn Bus	$0.00	$0.00	$0.00
NALICO Home Office	$0.00	$0.00	$0.00
Depreciation Expense	$735.86	$0.00	-$735.86
Office Supplies	$256.68	$0.00	-$256.68
Postage and Delivery	$1,351.63	$2,365.31	$1,013.68
Printing and Reproduction	$64.21	$0.00	-$64.21
Service Charge	$0.00	$0.00	$0.00
Legal Fees	$1,800.00	$62.27	-$1,737.73
Taxes			
Federal	$0.00	$0.00	$0.00
Franchise	$110.00	$625.26	$515.26
Total Taxes	**$110.00**	**$625.26**	**$515.26**
Travel, Business	$0.00	$529.29	$529.29
Utilities, Business			
Internet Line	$0.00	$0.00	$0.00
Telephone	$0.00	$0.00	$0.00
Total Utilities, Business	$0.00	$0.00	$0.00
Total Business Expense	**$10,673.10**	**$21,228.52**	**$10,555.42**
Commission	$24,579.81	$37,293.72	$12,713.91
Override	$0.00	$0.00	$0.00
Total Commission	**$24,579.81**	**$37,293.72**	**$12,713.91**
Liscense and Registration	$2,765.00	$4,014.00	$1,249.00
Other Exp	$21.00	$3,221.31	$3,200.31
To Dealer Reserve	$996.85	$0.00	-$996.85
TOTAL OUTFLOWS	**$39,035.76**	**$65,757.55**	**$26,721.79**
Overall Total	**$5,887.98**	**-$4,562.06**	**-$10,450.04**

NALICO Equity Corporation
Accountant's Report

The audited financial statements of NALICO Equity Corporation for the fiscal year ending December 31, 2004, and my report thereon, are presented in the preceding sections of this report. In accordance with the requirements of SEC Rule 17a-5, the following statements are added.

The audit was made in accordance with generally-accepted auditing standards. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements, and , in my opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

There were no discrepancies noted and no material inadequacies were discovered.



Reinhardt Leimen

ERLEDIGT 24. Feb. 2005

Date

Offenbach, Germany